Exhibit 99.1

Huami Corporation Reports Third Quarter 2018 Unaudited Financial Results

Revenues up 126.7% Year-over-Year to RMB1,074.7 Million, Exceeding Guidance Range

BEIJING, November 26, 2018 /PRNewswire/ -- Huami Corporation ("Huami" or the "Company") (NYSE: HMI), a biometric and activity data-driven company with significant expertise in smart wearable technology, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial and Operating Highlights

•	Revenues[1] reached RMB1,074.7 million (US$156.5 million), representing an increase of 126.7% from the third quarter of 2017.
•	Gross margin was 26.7%, no material change from the third quarter of 2017.
•	Net income attributable to Huami Corporation was RMB113.8 million (US$16.6 million), compared with RMB50.2 million for the third quarter of 2017.
•	Adjusted net income attributable to Huami Corporation[2] was RMB134.2 million (US$19.5 million), up 93.1% from the third quarter of 2017.
•

Adjusted basic and diluted net income per American depositary share ("ADS") attributable to ordinary shareholders of Huami Corporation was RMB2.23 (US$0.32) and RMB2.11 (US$0.31), respectively, compared with RMB1.27 and RMB1.22, respectively, for the third quarter of 2017.  Each ADS represents four (4) Class A ordinary shares.

•	Total units shipped reached 8.2 million, compared with 3.9 million in the third quarter of 2017.

First Nine Months of 2018 Financial and Operating Highlights

•	Revenues reached RMB2,420.8 million (US$352.5 million), representing an increase of 86.8% from the first nine months of 2017.
•	Gross margin reached 26.0%, increasing from 25.3% for the first nine months of 2017.
•	Net income attributable to Huami Corporation was RMB214.1 million (US$31.2 million), compared with RMB95.4 million in the first nine months of 2017.

1. The Group adopted ASC 606 by using modified retrospective method since January 1, 2018.
2. Adjusted net income is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

•	Adjusted net income attributable to Huami Corporation was RMB328.3 million (US$47.8 million), up 128.1% from the first nine months of 2017.
•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB5.92 (US$0.86) and RMB5.30 (US$0.77), respectively, compared with RMB2.44 and RMB2.33, respectively, for the first nine months of 2017.  Each ADS represents four (4) Class A ordinary shares.

•	Total units shipped reached 18.3 million, compared with 11.6 million in the first nine months of 2017.

"Our third quarter results reflect our strong and growing market position and the enthusiastic reception of our products across the global smart wearables market," said Wang Huang, Chairman and CEO. "We were particularly pleased with the revenue growth we experienced in overseas markets, especially strong sales in the emerging markets as we executed focused sales strategies in these markets. We continue to develop cutting-edge products whose features excite and benefit consumers. During the quarter we launched a new generation Amazfit Health Band 1S, which allows us to provide cloud-based health monitoring services to users, future empowered by our newly developed Huangshan-1 AI Chip. We also introduced a new smartwatch, Amazfit Verge, that fully integrates with the Xiaomi IOT system via Xiao'ai intelligent voice assistant and we will further explore wearable technology scenarios in IOT industries. Meanwhile, the new Xiaomi-branded product Mi Band 3 along with its NFC version (with access to public transportation in 160+ cities), is experiencing a strong sales momentum, which also drove our growth of this quarter. The newly launched products and technologies create a foundation for our continued leadership in the development of advanced products in the smart wearables industry. We are excited to continue our growth and strengthen our market position through robust research and product development, including expansion of our value-added services, and the continued exploration of new markets and partners around the globe."

David Cui, Chief Financial Officer, said, "Strong year-over-year revenue growth of 126.7% supported continued improvement in our profit as we enjoy the benefits of our growing scale. Revenue generated from self-branded products grew to 34.5% of the total revenue for the first nine month sales and international version sales contributed 42.7% of the total shipment for the third quarter. We shipped 8.2 million units in the quarter, up 110.3% from the third quarter of 2017, driven by strong market reception for our Amazfit products and continued strong sales of the Mi Band 3 that was launched in the second quarter of 2018. Our growing share of the global smart wearables market, combined with strong alliances with industry leaders and solid momentum on many fronts, gives us confidence in our outlook for the fourth quarter and positions us well as we head into 2019."

Third Quarter 2018 Financial Results

Revenues increased by 126.7% to RMB1,074.7 million (US$156.5 million) from RMB474.1 million for the third quarter of 2017, primarily due to the increase in the sales of Xiaomi wearable products and self-branded products, driven by increasing market recognition of our products.

Cost of revenues increased by 126.9% to RMB787.8 million (US$114.7 million) from RMB347.2 million for the third quarter of 2017. The increase was in line with the rapid sales growth of Xiaomi wearable products and self-branded products.

Gross profit increased by 126.1% to RMB286.9 million (US$41.8 million) from RMB126.9 million for the third quarter of 2017. Gross margin of 26.7% was in line with the third quarter of 2017.

Total operating expenses increased by 121.0% to RMB160.3 million (US$23.3 million) from RMB72.5 million for the third quarter of 2017.

Research and development expenses increased by 70.1% to RMB60.0 million (US$8.7 million) from RMB35.2 million for the third quarter of 2017, primarily due to the increase in R&D personnel expenses and the recruitment of new employees.

General and administrative expenses increased by 148.3% to RMB68.0 million (US$9.9 million) from RMB27.4 million for the third quarter of 2017, primarily due to the increase in personnel-related cost, the foreign exchange rate fluctuation, and the professional service fees associated with business expansion and being a public company.

Selling and marketing expenses increased by 226.8% to RMB32.3 million (US$4.7 million) from RMB9.9 million for the third quarter of 2017, primarily due to an increase in advertisement promotion expenses for self-branded products, and an increase in salary compensation.

Operating income was RMB126.6 million (US$18.4 million), compared with RMB54.4 million for the third quarter of 2017.

Income before income tax was RMB129.4 million (US$18.8 million), compared with RMB57.7 million for the third quarter of 2017.

Income tax expenses were RMB21.1 million (US$3.1 million), compared with RMB7.5 million for the third quarter of 2017.

Net income attributable to Huami Corporation totaled RMB113.8 million (US$16.6 million), compared with RMB50.2 million for the third quarter of 2017.

Net income attributable to ordinary shareholders of Huami Corporation increased to RMB109.1 million (US$15.9 million), compared with RMB14.8 million for the third quarter of 2017.

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB1.89 (US$0.28) and RMB1.79 (US$0.26), respectively, compared with RMB0.85 and RMB0.82, respectively, for the third quarter of 2017. Each ADS represents four (4) Class A ordinary shares.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, increased by 93.1% to RMB134.2 million (US$19.5 million) from RMB69.5 million for the third quarter of 2017.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB2.23(US$0.32) and RMB2.11 (US$0.31), respectively, compared with RMB1.27 and RMB1.22, respectively, for the third quarter of 2017.  Each ADS represents four (4) Class A ordinary shares.

As of September 30, 2018, the Company had cash and cash equivalents of RMB967.4 million (US$140.9 million), compared with RMB366.3 million as of December 31, 2017.

First Nine Months of 2018 Financial Results

Revenues increased by 86.8% to RMB2,420.8 million (US$352.5 million) from RMB1,296.2 million for the first nine months of 2017, due to the increase in shipment volume of both Xiaomi wearable products and self-branded products and others, driven by increasing market recognition of our products.

Cost of revenues increased by 84.9% to RMB1,790.3 million (US$260.7 million) from RMB968.4 million for the first nine months of 2017. The increase was in line with the rapid sales growth of Xiaomi wearable products and self-branded products.

Gross profit increased by 92.3% to RMB630.5 million (US$91.8 million) from RMB327.9 million for the first nine months of 2017. Gross margin increased to 26.0% from 25.3% for the first nine months of 2017. The increase was driven by improved economies of scale and the rapid growth in sales of self-branded products.

Total operating expenses increased by 79.4% to RMB396.0 million (US$57.7 million) from RMB220.7 million for the first nine months of 2017. The Company's successful IPO and the amendment of certain vesting schedules of previously granted options triggered an acceleration of expense recognition in the first nine months of 2018. Excluding share-based compensation expenses, the increase is primarily due to an increase in personnel-related costs, advertisement promotion expenses, and professional service fees.

Research and development expenses increased by 64.1% to RMB178.2 million (US$25.9 million) from RMB108.6 million for the first nine months of 2017, primarily due to the increase in R&D personnel expenses and the recruitment of new employees.

General and administrative expenses increased by 81.9% to RMB150.0 million (US$21.8 million) from RMB82.5 million for the first nine months of 2017, primarily due to the increase in personnel-related cost and professional fees to meet the need of business expansion and being a public company.

Selling and marketing expenses increased by 128.4% to RMB67.8 million (US$9.9 million) from RMB29.7 million for the first nine months of 2017, primarily due to the increase in salary compensation to retain sales and marketing personnel, and the increase in advertisement promotion expenses on the self-branded products.

Operating income was RMB234.5 million (US$34.1 million), compared with RMB107.1 million for the first nine months of 2017.

Income before income tax was RMB247.2 million (US$36.0 million), compared with RMB112.0 million for the first nine months of 2017.

Income tax expenses were RMB39.7 million (US$5.8 million), compared with RMB15.5 million for the first nine months of 2017.

Net income attributable to Huami Corporation totaled RMB214.1 million (US$31.2 million), compared with RMB95.4 million for the first nine months of 2017.

Net income attributable to ordinary shareholders of Huami Corporation increased to RMB195.4 million (US$28.5 million), compared with RMB20.8 million for the first nine months of 2017.

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB3.83 (US$0.56) and RMB3.43 (US$0.50), respectively, compared with RMB1.39 and RMB1.33, respectively, for the first nine months of 2017.  Each ADS represents four (4) Class A ordinary shares.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, increased by 128.1% to RMB328.3 million (US$47.8 million) from RMB144.0 million for the first nine months of 2017.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB5.92(US$0.86) and RMB5.30(US$0.77), respectively, compared with RMB2.44 and RMB2.33, respectively, for the first nine months of 2017.  Each ADS represents four (4) Class A ordinary shares.

Outlook

For the fourth quarter of 2018, the management of the Company currently expects:

- Net revenues to be between RMB1.12 billion and RMB1.15 billion, which would represent an increase of approximately 48.8% to 52.8% from RMB752.6 million for the fourth quarter of 2017.

The above outlook is based on the current market conditions and reflects Company management's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company's management will hold a conference call at 7:30 a.m. Eastern Time on Monday, November 26, 2018 (8:30 p.m. Beijing Time on November 26, 2018) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for " Huami Corporation."

Additionally, a live and archived webcast of the conference call will be available at http://www.huami.com/investor

A telephone replay will be available one hour after the end of the conference until December 2, 2018 by dialing the following telephone numbers:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10126209

About Huami Corporation

Huami is a biometric and activity data-driven company with significant expertise in smart wearable technology. Since its inception in 2013, Huami has quickly established its global market leadership and recognition by shipping millions of units of smart wearable devices. In 2017, Huami shipped 18.1 million units of smart wearable devices.  Huami has one of the largest biometric and activity databases in the global smart wearables industry.  Huami's mobile apps work hand in hand with its smart wearable devices and provide users with a comprehensive view and analysis of their biometric and activity data.  In addition to designing, manufacturing and selling smart bands and watches under its own Amazfit brand, Huami is the sole partner of Xiaomi, a leading mobile internet company and global consumer electronics brand, to design and manufacture Xiaomi-branded smart bands, watches (excluding children watches and quartz watches), scales and associated accessories.

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impact on income tax.

We believe that adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income, should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company's business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("US$") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8680 to US$1.00, the effective noon buying rate for September 28, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 28, 2018, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company's self-branded products; the Company's growth strategies; trends and competition in global wearable technology market; changes in the Company's revenues and certain cost or expense accounting policies; governmental policies relating to the Company's industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company's filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Huami Corporation
Grace Yujia Zhang
Tel: +86-10-5940-3255
E-mail:  ir@huami.com

The Piacente Group, Inc.
Ross Warner
Tel: +86-10-5730-6201
E-mail:  huami@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  huami@tpg-ir.com

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2017	2018
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	366,336	967,362	140,851
Restricted cash	3,185	3,020	440
Term deposit	–	288,456	42,000
Accounts receivable	32,867	38,535	5,611
Amounts due from related parties, current	578,454	663,260	96,573
Inventories	249,735	423,535	61,668
Short-term investments	13,721	49,665	7,231
Prepaid expenses and other current assets	51,062	45,730	6,658
Total current assets	1,295,360	2,479,563	361,032
Property, plant and equipment, net	28,755	35,366	5,149
Intangible asset, net	5,339	9,000	1,310
Goodwill	5,930	5,930	863
Long-term investments	85,238	152,788	22,246
Deferred tax assets	41,895	67,305	9,800
Other non-current assets	3,000	64,113	9,335
Total assets	1,465,517	2,814,065	409,735

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2017	2018
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	707,782	849,736	123,724
Advance from customers	10,683	21,031	3,062
Amount due to related parties, current	8,143	8,513	1,240
Accrued expenses and other current liabilities	93,798	135,294	19,699
Income tax payables	21,600	38,682	5,632
Notes payable	5,243	5,034	733
Bank borrowings	30,000	20,000	2,912
Total current liabilities	877,249	1,078,290	157,002
Deferred tax liabilities	2,470	5,317	774
Amount due to a related party, non-current	3,076	3,185	464
Other non-current liabilities	4,940	56,249	8,190
Total liabilities	887,735	1,143,041	166,430

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2017	2018
	RMB	RMB	US$
Mezzanine equity
Series A convertible redeemable participating preferred shares	26,770	–	–
Series B-1 convertible redeemable participating preferred shares	26,906	–	–
Series B-2 convertible redeemable participating preferred shares	295,942	–	–
Total mezzanine equity	349,618	–	–
Equity
Ordinary shares	56	151	22
Additional paid-in capital	72,427	1,196,715	174,245
Accumulated retained earnings	131,192	378,615	55,127
Accumulated other comprehensive income	22,100	96,086	13,990
Total Huami Corporation shareholders' equity	225,775	1,671,567	243,384
Non-controlling interests	2,389	(543)	(79)
Total equity	228,164	1,671,024	243,305
Total liabilities, mezzanine equity and equity	1,465,517	2,814,065	409,735

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2017	2018
	RMB	RMB	US$
Revenues	474,079	1,074,707	156,480
Cost of revenues	347,174	787,811	114,707
Gross profit	126,905	286,896	41,773
Operating expenses:
Selling and marketing	9,896	32,341	4,709
General and administrative	27,376	67,971	9,897
Research and development	35,245	59,958	8,730
Total operating expenses	72,517	160,270	23,336
Operating income	54,388	126,626	18,437
Other income and expenses:
Realized gain from investments	2,335	–	–
Interest income	691	1,648	240
Other income	328	1,086	158
Income before income tax	57,742	129,360	18,835
Income tax expenses	(7,535)	(21,095)	(3,071)
Income before income from equity method investments	50,207	108,265	15,764
(Loss)/income from equity method investments	(280)	4,399	641
Net income	49,927	112,664	16,405
Less: Net loss attributable to non-controlling interest	(263)	(1,148)	(167)
Net income attributable to Huami Corporation	50,190	113,812	16,572
Less: Accretion of Series A Preferred Shares	968	–	–
Less: Accretion of Series B-1 Preferred Shares	803	–	–
Less: Accretion of Series B-2 Preferred Shares	8,823	–	–
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	24,833	4,759	693
Net income attributable to ordinary shareholders of Huami Corporation	14,763	109,053	15,879
Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	0.21	0.47	0.07
Diluted income per ordinary share	0.20	0.45	0.07

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	0.85	1.89	0.28
ADS – diluted	0.82	1.79	0.26

Weighted average number of shares used in computing net income per share
Ordinary share – basic	69,271,901	231,062,447	231,062,447

Ordinary share – diluted	77,438,973	244,537,743	244,537,743

HUAMI CORPORATION

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2017	2018
	RMB	RMB	US$
Net income attributable to Huami Corporation	50,190	113,812	16,572
Share-based compensation expenses	19,333	20,404	2,971
Adjusted net income attributable to Huami Corporation	69,523	134,216	19,543
Less: Accretion of Series A Preferred Shares	968	–	–
Less: Accretion of Series B-1 Preferred Shares	803	–	–
Less: Accretion of Series B-2 Preferred Shares	8,823	–	–
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	36,959	5,613	817
Adjusted net income attributable to ordinary shareholders of Huami Corporation	21,970	128,603	18,726

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	0.32	0.56	0.08
Adjusted diluted income per ordinary share	0.30	0.53	0.08

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	1.27	2.23	0.32
ADS – diluted	1.22	2.11	0.31

Weighted average number of shares used in computing net income per share
Ordinary share – basic	69,271,901	231,062,447	231,062,447
Ordinary share – diluted	77,438,973	244,537,743	244,537,743

Share-based compensation expenses included are follows:
Cost of revenues	–	5	1
Selling and marketing	–	61	9
General and administrative	14,049	19,340	2,816
Research and development	5,284	998	145
Total	19,333	20,404	2,971

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2017	2018
	RMB	RMB	US$
Revenues	1,296,248	2,420,766	352,470
Cost of revenues	968,369	1,790,311	260,674
Gross profit	327,879	630,455	91,796
Operating expenses:
Selling and marketing	29,680	67,785	9,870
General and administrative	82,474	150,044	21,847
Research and development	108,590	178,151	25,939
Total operating expenses	220,744	395,980	57,656
Operating income	107,135	234,475	34,140
Other income and expenses:
Realized gain from investment	2,335	–	–
Interest income	1,463	5,023	731
Other income	1,066	7,714	1,123
Income before income tax	111,999	247,212	35,994
Income tax expenses	(15,462)	(39,713)	(5,782)
Income before loss from equity method investments	96,537	207,499	30,212
(Loss)/income from equity method investments	(1,422)	3,663	533
Net income	95,115	211,162	30,745
Less: Net loss attributable to non-controlling interest	(263)	(2,932)	(427)
Net income attributable to Huami Corporation	95,378	214,094	31,172
Less: Accretion of Series A Preferred Shares	2,786	177	26
Less: Accretion of Series B-1 Preferred Shares	2,324	368	54
Less: Accretion of Series B-2 Preferred Shares	25,551	4,049	590
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	43,884	14,090	2,052
Net income attributable to ordinary shareholders of Huami Corporation	20,833	195,410	28,450

Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	0.35	0.96	0.14
Diluted income per ordinary share	0.33	0.86	0.13

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	1.39	3.83	0.56
ADS – diluted	1.33	3.43	0.50

Weighted average number of shares used in computing net income per share
Ordinary share – basic	59,795,978	204,101,485	204,101,485
Ordinary share – diluted	68,395,489	216,264,202	216,264,202

HUAMI CORPORATION

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2017	2018
	RMB	RMB	US$
Net income attributable to Huami Corporation	95,378	214,094	31,172
Share-based compensation expenses	48,575	114,211	16,628
Adjusted net income attributable to Huami Corporation	143,953	328,305	47,800
Less: Accretion of Series A Preferred Shares	2,786	177	26
Less: Accretion of Series B-1 Preferred Shares	2,324	368	54
Less: Accretion of Series B-2 Preferred Shares	25,551	4,049	590
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	76,822	21,770	3,170
Adjusted net income attributable to ordinary shareholders of Huami Corporation	36,470	301,941	43,960

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	0.61	1.48	0.22
Adjusted diluted income per ordinary share	0.58	1.32	0.19

Adjusted income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	2.44	5.92	0.86
ADS – diluted	2.33	5.30	0.77

Weighted average number of shares used in computing net income per share
Ordinary share – basic	59,795,978	204,101,485	204,101,485
Ordinary share – diluted	68,395,489	216,264,202	216,264,202

Share-based compensation expenses included are follows:
Cost of revenues	–	415	60
Selling and marketing	–	4,172	607
General and administrative	42,147	71,403	10,396
Research and development	6,428	38,221	5,565
Total	48,575	114,211	16,628